787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

October 2, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”)

(SEC File No. 811-22535)

Dear Ms. Miller:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned via telephone on September 6, 2024, regarding the examinations of the public filings of the Fund, in particular the annual report filed on Form N-CSR for the year ended December 31, 2023. As requested, we have restated your comments in italics. We have discussed the Fund’s responses with members of management but we have not undertaken any independent review of the information provided below.

Comment No. 1: The Staff notes that the Fund disclosed issuance costs associated with its debt. Please confirm that the description of the note includes the effective interest rate. (See FASB ASC 835-30-45-2).

Response No. 1: The Fund discloses the components of interest expense, which includes amortization of issuance costs for the facility. As of December 31, 2023, the effective interest rate associated with the facility was 6.02%. The Fund will include the effective interest rate in the description of the note in future reports.

Comment No. 2: Please explain if the collateralized loan obligations on the Schedule of Investments can be categorized by type of investment and related industry, country or geographic location. (See Reg. S-X 12-12).

Response No. 2: The Fund confirms that it is normally able to determine the related industry for the collateralized loan obligations in which it invests and will include this information in future reports.

Brussels    Chicago    Dallas    Frankfurt    Houston    London    Los Angeles    Milan

Munich    New York    Palo Alto    Paris    Rome    San Francisco    Washington

Comment No. 3: Please explain how the disclosures that require an entity to include the impact to valuation if there is an increase or decrease in unobservable inputs are disclosed in the notes to the financial statements. (See ASC 820-10-50-2g).

Response No. 3: The Fund notes that its existing disclosure states that for investments where there is not a readily available market value, the fair value of these investments must typically be determined using unobservable inputs, and then describes the process for valuing investments classified as Level 2 or Level 3 securities. These descriptions note that, in addition to seeking broker quotes or the use of pricing services, the Fund’s adviser may use models, historical experience, projected performance and other valuation techniques and inputs to determine fair value. However, the Fund confirms that it will enhance the disclosure in future filings to include the impact to valuation if there is an increase or decrease in unobservable inputs.

Comment No. 4: The Staff notes that the Fund holds a security that contains a payment-in-kind (“PIK”) provision. For each security the Fund holds that pays a combination of cash and PIK interest, please disclose both the cash and PIK rate. (See Reg. S-X 12-12).

Response No. 4: The Fund confirms that it will include the disclosures referenced by the Staff in future reports.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 728-3953.

Very truly yours,

/s/ Nicole M. Ventura

Nicole M. Ventura

cc:	Ian Fitzgerald, Esq., General Counsel and Corporate Secretary of the Fund

Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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